# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PTC THERAPEUTICS, INC., CIK 0001070081
CUSIP: 69366J200
Title of class of securities: Common Stock $0.001 par value per share
Address of issuer's principal executive offices: 500 Warren Corporate Center Drive, Warren, New Jersey (NJ), 07059
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001444043

## Reporting persons
- Camber Capital Management LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,200,000; sole dispositive power 0; shared dispositive power 3,200,000; aggregate amount beneficially owned 3,200,000 (4.15% of the class)
- Stephen DuBois: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,200,000; sole dispositive power 0; shared dispositive power 3,200,000; aggregate amount beneficially owned 3,200,000 (4.15% of the class)

## Item 1. Issuer
Name of issuer: PTC THERAPEUTICS, INC.
Address of issuer's principal executive offices: 500 Warren Corporate Center Drive Warren NJ 07059

## Item 2. Person Filing
Name of person filing:
Camber Capital Management LP
Stephen DuBois
Address of principal business office or, if none, residence:
Camber Capital Management LP
Stephen DuBois
101 Huntington Avenue
Suite 2101
Boston, MA 02199
Citizenship:
Camber Capital Management LP - Delaware
Stephen DuBois - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Camber Capital Management LP - 3,200,000 shares
Stephen DuBois - 3,200,000 shares
Percent of class:
Camber Capital Management LP - 4.15%
Stephen DuBois - 4.15%
Sole power to vote or to direct the vote:
Camber Capital Management LP - 0 shares
Stephen DuBois - 0 shares
Shared power to vote or to direct the vote:
Camber Capital Management LP - 3,200,000 shares
Stephen DuBois - 3,200,000 shares
Sole power to dispose or to direct the disposition:
Camber Capital Management LP - 0 shares
Stephen DuBois - 0 shares
Shared power to dispose or to direct the disposition:
Camber Capital Management LP - 3,200,000 shares
Stephen DuBois - 3,200,000 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Camber Capital Management LP: /s/ Sean George, Sean George, Chief Financial Officer (02/14/2025)
- Camber Capital Management LP: /s/ Stephen DuBois, Stephen DuBois, individually (02/14/2025)
- Stephen DuBois: /s/ Sean George, Sean George, Chief Financial Officer (02/14/2025)
- Stephen DuBois: /s/ Stephen DuBois, Stephen DuBois, individually (02/14/2025)